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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 22)

Under the Securities Exchange Act of 1934

CONE MILLS CORPORATION
(Name of Issuer)

Common Stock, $.10 par value
(Title of Class of Securities)

206814 10 5
(CUSIP Number)

Albert A. Woodward, Esq.
Leonard, Street And Deinard, P.A.
150 South Fifth Street
Suite 2300
Minneapolis, Minnesota 55402
(612) 335-1500
(Name, Address and Telephone Number
of Person Authorized to Receive
Notices and Communications)

August 7, 2003
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Cover page continued on next 0 pages)

INTRODUCTION

        The Holders originally filed a Schedule 13D relating to Cone Mills Corporation (the "Issuer") on December 28, 1998. The original filing was amended on January 19, 1999, February 16, 1999, March 9, 1999, June 15, 1999, September 30, 1999, November 4, 1999, March 9, 2000, July 14, 2000, December 22, 2000, March 28, 2001, April 26, 2001, June 6, 2001, November 13, 2001, February 7, 2002, June 7, 2002, November 26, 2002, February 5, 2003, March 3, 2003, March 5, 2003, March 24, 2003 and July 15, 2003. This filing is the twenty-second amendment to the original Schedule 13D filing.

        The Holders' responses to Items 1 and 3 remain unchanged, and the Holders hereby restate the information contained in the original filing and subsequent amendments thereto for those items.

ITEM 2. IDENTITY AND BACKGROUND

        This statement is filed jointly by the individuals and entities identified below (collectively the "Holders"). There have been no changes in the identity, background, occupations, or addresses of the Holders since the filing of the last Schedule 13D Amendment to which this filing is an amendment, except that Edward S. Adams has left the Section 13(d) filing group. This Schedule D amendment is filed solely for the purpose of stating that Edward S. Adams has left the Section 13(d) filing group.

1.
Marc H. Kozberg
2.
The Temple Company, L.L.P.
3.
Charmel Limited Partnership
4.
Charmel Enterprises, Inc.
5.
Richard Fitzgerald
6.
Charles Barry
7.
Melanie Barry
8.
Robert C. Klas, Sr.
9.
Oak Ridge Capital Group, Inc.
10.
Jess M. Ravich

        During the last five years, none of the Holders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any Holder been a party to a civil proceeding where, as a result of such proceeding, a Holder became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4. PURPOSE OF TRANSACTION.

        The Holders' prior disclosures under Item 4 in Amendment No. 21 to Schedule 13D are incorporated by this reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        Information with respect to the aggregate number, and percentage, of all outstanding Common Stock beneficially owned as of August 7, 2003 by each of the Holders is set forth below:

Name	Number of Shares of Common Stock	Percentage of Outstanding Shares
Marc H. Kozberg (4)	252,500	1.0%
The Temple Company, L.L.P.	242,160	1.0%
Charmel Limited Partnership	977,200	3.8%
Charmel Enterprises, Inc. (2)	977,200	3.8%
Richard Fitzgerald (1)	242,160	1.0%
Charles Barry (1)(2)(3)	1,444,360	5.6%
Melanie Barry (2)	977,200	3.8%
Robert C. Klas, Sr.	550,100	2.1%
Oak Ridge Capital Group, Inc.	50,500	0.2%
Jess M. Ravich (5)	214,400	0.8%
(1)
Includes 242,160 shares of Common Stock owned by The Temple Company, L.L.P.
(2)
Includes 977,200 shares of Common Stock owned by Charmel Limited Partnership.
(3)
Includes 225,000 shares of Common Stock held by Wells Fargo Bank, as Trustee of the Twin Cities Fan & Blower Co. Profit Sharing Plan FBO Charles Barry.
(4)
Includes 2,000 shares of Common Stock purchasable under currently exercisable options and 50,500 shares owned directly by Oak Ridge Capital Group, Inc., of which Mr. Kozberg is Chief Executive Officer. The terms of the options are described in Item 6 hereto.
(5)
Includes 214,400 shares held by Ravich Revocable Trust of 1989, a revocable trust of which Mr. Ravich is a trustee.

        The Holders' responses to Items 7 through 13 of the cover pages of the statement are incorporated herein by reference. Cover pages have been included in this filing only to the extent a Holder's beneficial ownership in the securities of the Issuer has changed since the most recent filing of a Schedule 13D amendment to which this statement is an amendment.

        According to the Issuer's most recent Form 10-Q filing with the SEC, the Issuer had 25,772,344 shares of Common Stock outstanding as of April 28, 2003. The Holders, as of August 7, 2003, collectively beneficially own 2,459,360 shares of the Issuer's Common Stock and options to purchase 2,000 shares of the Issuer's Common Stock, constituting, in the aggregate, approximately 9.5% of the Issuer's outstanding voting Common Stock.

        There are no transactions by the Holders in Common Stock of the Issuer that have not been previously reported by the Holders in a Schedule 13D amendment.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER.

        See prior amendments to Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit A — Agreement as to joint filing pursuant to Regulation Section 240.13d-1(k)(1)(iii).

        Exhibit B — Sharing and Consent Agreement *

        Exhibit C — Power of Attorney (Richard Fitzgerald) *

        Exhibit D — Power of Attorney (Melanie Barry) *

        Exhibit E — Form of Option Agreement **

*
Attached as exhibits to Amendment No. 17 to this Schedule 13D, filed February 5, 2003.

**
Filed as Exhibit 10.10 to the Issuer's annual report on Form 10-K for the year ended January 2, 1994.

SIGNATURES

        After reasonable inquiry, and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated: August 7, 2003

Oak Ridge Capital Group, Inc.
/s/ Marc H. Kozberg Marc H. Kozberg			By:	/s/ Marc H. Kozberg Marc H. Kozberg, Chief Executive Officer
THE TEMPLE COMPANY, L.L.P.
By:	/s/ * Charles Barry, a partner		/s/ * Jess M. Ravich
CHARMEL LIMITED PARTNERSHIP
By:	Charmel Enterprises, Inc.		* By Marc H. Kozberg, Attorney-in-Fact
	By:	/s/ * Charles Barry, President
CHARMEL ENTERPRISES, INC.
By:	/s/ * Charles Barry, President
/s/ * Richard Fitzgerald
/s/ * Charles Barry
/s/ * Melanie Barry
/s/ * Robert C. Klas, Sr.

EXHIBIT A

AGREEMENT AS TO JOINT FILING

        Pursuant to Regulation Section 240.13d-1(k)(1)(iii), the undersigned acknowledge and agree that the attached Schedule 13D Amendment relating to Cone Mills Corporation is being filed on behalf of each of the undersigned.

Oak Ridge Capital Group, Inc.
/s/ Marc H. Kozberg Marc H. Kozberg			By:	/s/ Marc H. Kozberg Marc H. Kozberg, Chief Executive Officer
THE TEMPLE COMPANY, L.L.P.
By:	/s/ * Charles Barry, a partner		/s/ * Jess M. Ravich
CHARMEL LIMITED PARTNERSHIP
By:	Charmel Enterprises, Inc.		* By Marc H. Kozberg, Attorney-in-Fact
	By:	/s/ * Charles Barry, President
CHARMEL ENTERPRISES, INC.
By:	/s/ * Charles Barry, President
/s/ * Richard Fitzgerald
/s/ * Charles Barry
/s/ * Melanie Barry
/s/ * Robert C. Klas, Sr.

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SIGNATURES
AGREEMENT AS TO JOINT FILING